

10030617

*AB 3/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Koschles 212-404-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSiena CPAs, LLP
(Name – *if individual, state last, first, middle name*)

450 Seventh Avenue, Suite 801 (Address) New York (City), NY (State) 10123 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mitchell Kosches, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL WANG
Notary Public, State of New York
No. 01WA6087955
Qualified in Queens County
Commission Expires March 3, 2011

Signature

CFO
Title

Carol Wang
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. cash flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE TRADING, LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

DiSiena CPAs, LLP
450 Seventh Avenue, Suite 801
New York, NY 10123

BLUE TRADING, LLC
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2009

CONTENTS

AUDITED FINANCIAL STATEMENTS:

DiSiena
CPAs

INDEPENDENT AUDITORS' REPORT

The Members of
Blue Trading, LLC

We have audited the accompanying statements of financial condition of Blue Trading, LLC as of December 31, 2009 and 2008 and the related statement of operations, changes in members' equity, cash flow for the year then ended. These financial statements are the responsibility of Blue Trading, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Trading, LLC at December 31, 2009 and 2008, and the results of its operations and cash flow for the year ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DiSiena CPAs, LLP
New York, New York
March 8, 2010

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

BLUE TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2009	2008
ASSETS		
Current Assets		
Checking/Savings		
JP Morgan Chase	$49,847	$123,183
Total Checking/Savings	49,847	123,183
Other Current Assets		
Accrued Solicitation Income	452,161	634,467
Accounts Receivable	55,470	0
Clearing Deposits	616,466	550,000
Total Other Current Assets	1,124,097	1,184,467
Total Current Assets	1,173,944	1,307,650
Fixed Assets (net)	21,659	49,232
Other Assets		
Goodwill	65,000	65,000
Security Deposits	10,560	21,171
Total Other Assets	75,560	86,171
TOTAL ASSETS	$ 1,271,163	$ 1,443,053
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 144,825	$ 97,098
Accrued Expenses	476,044	478,906
Miscellaneous Payable	4,154	7,658
Total Current Liabilities	625,024	583,662
Equity		
Members' Equity	859,391	504,319
Distributions	(1,921,640)	(2,824,900)
Net Income	1,708,388	3,179,972
Total Equity	646,139	859,391
TOTAL LIABILITIES & EQUITY	$ 1,271,163	$ 1,443,053

The accompanying notes are an integral part of these financial statements.

BLUE TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
Ordinary Income/Expense		
Income		
Commission	$9,833,854	$9,370,587
Solicitation Fees	82,745	351,847
Total Income	9,916,599	9,722,434
Total Expenses	(8,214,544)	(6,544,527)
Net Ordinary Income	1,702,055	3,177,907
Other Income	0	2,065
Interest Income	6,333	0
Net Income	$1,708,388	$3,179,972

The accompanying notes are an integral part of these financial statements.

BLUE TRADING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

Balance at January 1, 2008	$ 504,319
Net Income	3,179,972
Additions	0
Distributions	(2,824,900)
Balance at December 31, 2008	$ 859,391

Balance at January 1, 2009	$ 859,391
Net Income	1,708,388
Additions	0
Distributions	(1,921,640)
Balance at December 31, 2009	$ 646,139

The accompanying notes are an integral part of these financial statements.

BLUE TRADING, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
OPERATING ACTIVITIES		
Net Income	$1,708,388	$ 3,179,972
Adjustments to reconcile Net Income To net cash provided by operations:		
Depreciation	27,573	7,388
Accrued Solicitation Income	182,307	(174,221)
Account Receivable	(55,470)	0
Clearing Deposits	(55,855)	(300,000)
Miscellaneous Payable	(3,504)	(69,094)
Accounts Payable	47,727	2,857
Accrued Expense	(2,862)	245,927
Net cash provided by Operating Activities	1,848,304	2,892,829
INVESTING ACTIVITIES		
Fixed Assets	0	(24,150)
Security Deposits	0	(10,560)
Net cash used in Investing Activities	0	(34,710)
FINANCING ACTIVITIES		
Distributions	(1,921,640)	(2,824,900)
Net cash used in Financing Activities	(1,921,640)	(2,824,900)
Net cash increase for period	(73,336)	33,219
Cash at beginning of period	$ 123,183	$ 89,964
Cash at end of period	$ 49,847	$ 123,183

INFORMATION:

Cash paid during the year for interest	$ 0	$ 0
Cash paid during the year for taxes	$ 176,233	$ 76,680

The accompanying notes are an integral part of these financial statements.

BLUE TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,

	2009	2008
Net Capital		
Total owner's equity	$ 646,139	$ 859,391
Receivables not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(55,470)	0
Other Assets not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(107,830)	(121,620)
Net capital as adjusted	$ 482,839	$ 737,771
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Miscellaneous Payable	4,154	0
Accounts Payable and Accrued Expenses	620,869	576,004
Total Aggregate indebtedness	625,024	576,004
Computation of basic net capital requirement		
Minimum net capital required (Note 4):	41,668	38,400
Excess net capital	441,171	699,371
Ratio: Aggregate indebtedness to net capital	1.29 to 1	.78 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as December 31, 2009 and 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 438,155	$ 988,175
Audit adjustments to record:		
Depreciation Expense	0	(7,388)
Security deposit included in Focus Report	(21,171)	0
Interest Adjustment of Clearing deposits	5,855	0
Adjustment of Income Accrual	60,000	50,000
Accrual Commission Payable	0	(171,396)
Net capital per above	$ 482,839	$ 859,391

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BLUE TRADING, LLC (the Company), formerly known as "Blue Trading, Inc." is a broker-dealer registered in 31 states, including New York, New Jersey and Connecticut with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) located at 70 East 55th Street, 22nd Floor, New York, New York. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of trading sales and investment banking. The Company has a clearing agreement with Goldman Sachs Execution & Clearing, L.P. and Ridge Clearing and Outsourcing Solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On June 14, 2006 BLUE TRADING, LLC purchased 1,000 shares of Wright Brothers & Co., Inc., (also known as Blue Trading, Inc.) a Connecticut corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. (NASD), and registered as broker-dealer with the states of New York and Connecticut.

On December 27, 2006, Blue Trading, Inc., a Connecticut corporation (formerly known as "Wright Brothers & Co., Inc."), agreed to merge with and into BLUE TRADING, LLC, and the separate existence of Blue Trading, Inc. ceased. The merger was consummated for the purpose of reorganizing Blue Trading Inc. in New York as a limited liability company. The merger was permitted by the laws of the jurisdictions of formation and incorporation of BLUE TRADING, LLC and Blue Trading, Inc., respectively. The financial statements include the accounts of the Company and Blue Trading, Inc.

a. **Commission Income.** Commission income is received monthly, but recognized as securities transactions occur.
b. **Commission Expenses.** Commission expenses are recorded as securities transactions occur.
c. **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.
d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e. **Income Taxes.** The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

f. **Depreciation.** Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

g. **Goodwill.** Under US GAAP and in accordance with the provisions of SFAS 142, goodwill is no longer amortized, but reviewed annually for the impairment.

3. OPERATING LEASE

On 2/1/10, the Company leased approximately 780 rentable square feet located on the fifteenth (15th) floor at 70 East 55th Street, 15th Floor, New York, NY 10022. The commencement date of the lease is February 2, 2010 and the expiration date of the lease is December 31, 2011. The rent is Forty Thousand Nine Hundred Fifty Dollars ($40,950.00) per annum payable in equal monthly installments, on the first day of each month. The majority of the Blue Trading employees were temporarily relocated to 250 Park Avenue South, New York, NY 10010, which are the offices of Madison Trading, LLC.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2009, the Company had excess net capital of $482,839 which was $441,171 in excess of the 6 2/3-percent of aggregate indebtedness. At December 31, 2008, the Company had net capital of $737,771 which is $699,371 in excess of the 6 2/3-percent of aggregate indebtedness.

DiSiena
CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members of
BLUE TRADING, LLC

In planning and performing our audit of the financial statements of BLUE TRADING, LLC (the Company), for the years ended December 31, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as-required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



DiSiena CPAs, LLP
New York, New York
March 8, 2010